

INVEST IN **TURANT**

Your Reliable AI Digital Ally

turant.ai   Saratoga, CA         Technology   Fintech & Finance   B2B   AI

Highlights

1 Turant.ai disrupts the $15B/yr bio-metric IdAM market with its AI digital twin solution.

2 Turant.ai aims to exponentially expand the market, wielding unparalleled deep fake combat solutions

3 Turant.ai's tech: language-agnostic, globally adaptable, with multi-modal authentication.

4 Turant.ai leads: 400k samples tested, high accuracy, relentless innovation.

Featured Investor

 **Malay Jindal**
Syndicate Lead   Follow   Invested $5,000 ⓘ

"I have known the founder, Anurag Goel, for more than 40 years and have utmost faith in his integrity, work ethic and desire to make the business a success. The team has a very large vision to change the world and wherewithal to make it happen. The project they are undertaking is on a trajectory to make a difference in 75% of the world once it starts scaling. In addition, the social impact aspects of their solution is highly commendable. The following synopsis highlights where the solution and the team can make a difference going forward. Business traction and focus Enterprise B2B business A significant price reduction - compared to the typical industry pricing there is almost an order of magnitude reduction in pricing by utilizing the latest research available and the Large Language models they are able to surpass the achievements of the established players at a fraction of the price and that opens up a huge market unattainable up to now Superior and enhanced accuracy - their patent filed solution differentiates them from the competition and has levels of accuracy that has got potential customers interested in the implementation of the solution ROI reached rapidly for the customers within a short time of implementation - the businesses have seen their returns quickly and are able to capture revenues through the efficiencies offered Immediate implementation - the solution developed can be deployed fairly quickly by a competent team and typically within days to weeks rather than months. Social Impact Partnership with major philanthropic organizations - their partnership with the world's leading philanthropic organizations to support their endeavors with an affordable price point Their partnership with a leading financial payment provider in India is targeting bill payments for over 60M subscribes with full incorporation National Defense and Security Their leadership in the solutions they have working with border security and first responders are truly remarkable and one of a kind in the world Strong Management team Strong educational credentials - the team's education pedigree is from top tier universities in the world where admissions are supremely competitive and exiting with the degree is a stamp of credibility. Prior experience in successful start-ups and in Large companies - the team has worked in large companies which are now the target customer base and also have raised money for start-ups and exited them successfully Proven success in scaling products to 100s of Millions of subscribers Senior sales person with multiple large and start-up company sales leadership experience Strong burn management The team has managed to achieve a significant amount of progress on a shoestring budget, including the product-market POC. The team has the desire to make it happen in today's challenging environment. Great go to market plan The team has established partnerships with senior people in partner companies to be able to use their feet to find sales. The current deep sales pipeline is demonstrating that Careful marketing expense to obtain a demand in the market with very focused and specific exercises Scalable deployment solution I personally observed the design of the solution coupled with the latest technology solutions available which will allow the team to comfortably scale to over 100 Million transactions as needed The available flexible cloud solutions allow rapid horizontal and vertical scaling Earn as you go scaling of burn The team's target of scaling the burn as they earn more business is very commendable and ensures that my investment will be safe and potentially bring outsize returns We understand the team needs some money initially to jump start The founders also have invested quite a large amount of their personal money which shows commitment and tenacity to make it NOTE: My observations are presented to the best of my knowledge and based on reasonable information about current solutions. Please validate your personal doubts and questions."

Our Team



Anurag Goel   CEO and Founder

Conceptualized and executed end-to-end solutions that have not just generated billions in revenue but have also reshaped industries. Past founder raised $65M and orchestrated exit successfully. An alumnus of IIT-R with 5 patents at AT&T Bell Labs

At Turant we pride ourselves in developing disruptive solutions, and are offering highly accurate ID verification which utilize the power of AI including combating AI generated impersonations. Our solutions have far reaching impact worldwide with the plan to bring benefits of digital economy for everyone



Manjit Singh   Chief Business Officer

Successfully steered two companies to IPO, leveraging strategic vision and decisive action. Spearheaded initiatives that catapulted revenues for several Fortune 100 companies by a staggering 400%



Sairam S.   Chief Scientist

A seasoned technology executive with a pedigree from the prestigious IIT and a PhD from the USA, cultivating a reputation for innovation and excellence. The track record includes pioneering disruptive technologies, including cutting-edge AI solutions.



Awaneesh Mishra   Chief Products Officer

Visionary leader capable of navigating complex landscapes and driving to success. Managed rapid growth, delivering on time. Scaled solutions to seamlessly accommodate > 100M subscribers in 18 months.

Empowering all with digital ID, combat AI with Turant power digital twin AI solutions

Meet the team behind Turant!



Meet Team Turant
Turant AI
MEET TEAM
turant
03:10
vimeo

Turant in combating deep fake.



Turant to bust Deepfake Voice
Turant AI
turant
WWW.TURANT.AI
Ever wondered if what you hear
01:30


vimeo

Turant in the financial industry.


turant
Turant for financial industry
Turant AI
[YB]
YOUR BANK
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01:29

Turant means quick and we intend to be the verb for quick and continuous ID authentication.


turant
The Problem
The growing problem of identity theft, fraud, and deepfake threats poses significant risks to individuals and businesses alike.

Turant utilizes the AI concepts of digital twin to provide immediate and continuous authentication.


turant
The Solution
The 'reliable cyber secure digital ally' ensures seamless and effortless authentication continually:
• Harnessing generative AI for digital twin creation
• Countering generative AI threats with AI
• Your ally in group or one-on-one meetings
• Trustworthy companion in personal interactions

Introducing the product


TURANT VOICE VERIFICATION SOLUTION
Turant API Hosted in Cloud
CUSTOMER CRM
OR
STATISTICAL MODELING
TURANT SECURED LAYER
AI Engine
TTS Engine
Storage
OA&M
turant
api.turant.world
Welcome to Bank Pay
Transfers
Paid Zomato
Paid Ravi Prakash
Paid Swiggy
Paid Anurag Goel
Click the Button below and Speak your Phone Number Slowly !
00:00:00
Click and Speak !
TURANT ON WEB
TURANT NATIVE APP
TURANT VIA SDK

The Turant product is user-friendly, requiring only a one-time registration. This sample can be used repeatedly for ongoing verification multiple times a day for end users.


turant
Welcome to Voice Verify™
Registration
Successfully Registered
0:07
One Life-time
REGISTRATION
per user

Simple Authentication


turant
Welcome to Voice Verify™
Verification
Enter your 10 Digit Mobile Number
Verification Sample
0:07
Successfully Verified
Quick
AUTHENTICATION
at any subsequent point

Cutting edge algorithms




TURANT VOICE VERIFICATION SOLUTION
Turant Real-Time AI Engine
SAMPLE ALGORITHM FLOW
CEPSTRAL VECTOR EXTRACTION
STATISTICAL MODELING
SPEECH PARA-METRIZATION
SCORING NORMALIZATION
SPEAKER VERIFICATION DECISION
Speak now
Patent being filed for highest accuracy

Presenting customer solutions where our deployment is either active or under active consideration.


Turant - One Solution
Turant AI
turant
PLENTY PROBLEMS
ONE TURANT SOLUTION
00:31
vimeo

What sets us apart?


turant


OUR
DIFFERENTIATORS
Our product is the culmination of customized algorithms that have been iterated on for years to create an industry leading accuracy; we are currently in the process of filing a patent to protect it.
PATENT FILED HIGHEST ACCURACY
10X PRICE DISTRUPTION WHEN COMPETITION IS POSSIBLE

Embarking on a path to success, we proudly showcase our significant achievements.


turant
Achievements
SINCE LAST FUND CLOSE FROM FEB 2023
Multiple revenue POs/deployments with opportunity to scale massively
New business in Latin America and USA
Customer influenced roadmap
Product GA'ed for deployment

Turant traction segments


Continuous and live authentication
Secure MFA
turant
SEGMENTS TARGETED
We have attained significant traction with ~30 opportunities in the pipeline at various stages of sales cycle.



Our business traction



turant

CURRENT BUSINESS TRACTION PIPELINE

DESCRIPTION	STAGE	$$ VALUE	WHEN	MARKET POTENTIAL	REMARKS, ADDITIONAL OPPORTUNITIES
Micro-loans company	Successful trial, PO in hand, initial revenue in hand	~$100 per month	Current	> 1000 similar	Significant scaling expected
Two companies - sales force in the field tracking and attendance	Final T&Cs on PO	~$500 per month	In +1 month	> 10K targets	New way to track teams in field
Largest India private power company – monthly billing	PO with channel obtained Revenue deployment in next 1-2 months	Start with ~$500 per month	In +2 months	>10 targets	Novel way to allow monthly bill payments
Verify interviewee in remote interviews	PO signed In revenue deployment discussions	~$500 per month	In +1 month	~100 targets	Unique way to authenticate end user
Verify end users for one of largest enterprise in LatAm	Successful trials finished Dec 2023	$50K per month	In +3 months	~ 50 in LatAm	Provide new costs savings for our customers
Password less login many companies in USA	In trials	+$25K per month	In +6 months	>1000 enterprises	An effective way to reset PW and other secure access
Person ID for Security – Fortune 50 company	Early evaluation	>$1M per month	In +18 months	~4-5	Differentiating and secure in-stream authentication

USA
Customer ID, Logistics

Brazil
Customer ID

India
Multiple Use Cases

Africa
National ID

MOST COMMON USE CASES

FINANCIAL   FIELD FORCE TRACKING   IDENTITY VERFICATION   CALL CENTER AUTHENTICATION

Future projections are not guaranteed

Market Analysis

turant

MARKET ANALYSIS

The biometric Identity and Access Management (IdAM) market is substantial and projected to grow rapidly at a CAGR of **15-20%**.

TAM

SAM

SOM

TOTAL ADDRESSABLE MARKET/YEAR
≃ **$125** B

OUR SERVICEABLE ADDRESSABLE MARKET/YEAR
≃ **$20** B

OUR SERVICEABLE OBTAINABLE MARKET
VIA TURANT IDENTIFIED CHANNELS)/YR
≃ **$3.2** B

Market sizes are for 2024-2025 and will massively increase over the coming years

The information provided is not guaranteed for accuracy or completeness.

Our pricing strategy and business model


turant
BUSINESS MODEL
Turant has already started on this journey starting with real-time voice and expanding to multimodal authentication.
Pay as you go SAAS Deployment
Address the market with best of breed channels
Secure open API access

Industry Icon discussion, CEO of SAM Analytic solutions managing remote tech and more.


Industry Icon talks about Turant AI
Turant AI
turant
WATCH NOW
TO KNOW WHAT
THE INDUSTRY ICON THINKS
Samudra Vijay
CEO at SAM Analytic Solutions
11:13
vimeo

Turant in US Defense, ex-West Point graduate and CEO of Atom Beam & ex-Naval Intelligence officer


Industry Icons talk about Turant AI
Turant AI
turant
WATCH NOW
TO KNOW WHAT
THE INDUSTRY ICONS THINK
Mark Woolen
West Point Graduate,
Ex Army Officer
Charles Yeomans
CEO at AtomBeam
Technologies
26:56
vimeo

Fireside chat with Sanjith of MOSIP an industry icon in creating National IDs. MOSIP is funded by Bill and Melinda Gates Foundation, TATA Trusts and others.


MOSIP
Turant AI
turant
WATCH NOW
FIRESIDE CHAT WITH A NATIONAL ID & SOCIAL
IMPACT LEADER, EMPOWERING THE NEXT 75%
Sanjith Sundaram
MOSIP
18:28
vimeo


Product/ Market Validation
turant
National ID
10%
40%
Fintech
FIELD EXPERIENCE
≃400,000+ samples evaluated
35%
Banking, Financial & Insurance Services
5%
Others
10%
E-Commerce


Funding
turant
WE EXPECT TO BE ABLE TO ACHIEVE $0.5M IN ARR WITHIN A YEAR OF THE SEED FUNDING
PRODUCT DEVELOPMENT
Bootstrapped, ≃$400k, Friends and Family $127K
BEGINNING COMMERCIAL EFFORTS
Friends & Family crowdfunding raising rev. at the few customers, Trials at many costomers
SEED FUNDING
Attain seed funding from investors to enhance GTM efforts by investing in product sales and marketing.
SCALING TURANT
Targeting to achieve $0.5M ARR in +1 year following the raise
SERIES A ROUND
Seek Series A to fund expansions
Note: Forward Projections are not guaranteed

Greenfield market in continuous authentication - some competition in static solutions



Some competition in the market. None in the markets we are in





Our financial projections.